BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Chrysler Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali



Enclosures

          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  5 )*
                                 ____

                   Chrysler Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $6.25)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         171196108
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following page(s))
CUSIP No. 171196108                     Page 1 of 6  Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation, its wholly-owned subsidiaries, Bankers Trust Company, (as Trustee for various trusts and employee benefit plans, and investment advisor) and BT Securities Corporation, and its indirectly wholly-owned subsidiary BT Australia Limited. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation, Bankers Trust
  Company, and BT Securities Corporation are New York
  Corporations.  BT Australia Limited is an
  Australian company.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY

 EACH          7. SOLE DISPOSITIVE POWER

REPORTING

PERSON         8. SHARED DISPOSITIVE POWER

  WITH

CUSIP No. 171196108                     Page 2 of 6  Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES * [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Securities Corporation - BD
     BT Australia Limited - CO

CUSIP No. 171196108                     Page 3 of 6  Pages


Item 1(a)    NAME OF ISSUER:

             Chrysler Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             12000 Chrysler Drive
             Highland Park, MI  48288

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its wholly-owned subsidiaries, Bankers Trust Company (as
Trustee for various trusts and employee
benefit plans, and investment advisor) BT
               Securities Corporation, and its indirectly wholly-owned subsidiary BT Australia Limited

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               Bankers Trust New York Corporation, Bankers
Trust Company, and BT Securities Corporation are located at 280 Park Avenue, New York, New
York 10017. BT Australia Limited is located at Level 40, Australia Square, Sydney NWS
2000 Australia.

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation, Bankers
               Trust Company (as Trustee for various trusts
and employee benefit plans, and investment
advisor), and BT Securities Corporation are
corporations incorporated in the State of New
York with their principal business offices
located in New York.  BT Australia Limited is
an Australia company doing business in
Australia.
CUSIP No. 171196108                     Page 4 of 6  Pages


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $6.25) of Chrysler
             Corporation, a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             171196108

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.

               For BT Securities Corporation

      (a)    [X] Broker or dealer registered under Section
15 of the Act.

       BT Australia Limited is a corporation permitted to
report on Schedule 13G in accordance with Securities     and
Exchange Commission no-action letter to Bankers
       Trust New York Cooperation dated May 15, 1990
       (available May 15, 1990).


Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:


      (b)    Percent of class:

CUSIP No. 171196108                     Page 5 of 6  Pages


     (c)  Number of shares as to which the Bank has:

     (i)  sole power to vote or to direct the vote-

     (ii)  shared power to vote or to direct the
             vote -

     (iii) sole power to dispose or to direct the disposition of -

     (iv) shared power to dispose or to direct the disposition of -

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:


               Not Applicable


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
              SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
              REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.




CUSIP No. 171196108                     Page 6 of 6  Pages


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not Applicable

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

Item 10      CERTIFICATION:

             Not Applicable

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary




                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Securities Corporation  is shown below:


             Bankers Trust New York Corporation
                              |
                            100%
                              |
                  BT Securities Corporation

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                                Bankers Trust Company
                                             |
                                          100%
                                             |

                        Bankers International Corporation

                                             |
                                         100%
                                             |

                     B.T. International (Delaware), Inc.

                              |
                             100%
                              |

              BT Foreign Investment Corporation

                              |
                             100%
                              |

             BT Investments (Australia) Limited

                              |
                            100%
                              |

               Bankers Trust Australia Limited

                              |
                            100%
                              |

                    BT Australia Limited